Exhibit 99.1

Perdigão S.A.
CNPJ 01.838.723/0001-27
A publicly listed company

ANNOUNCEMENT TO THE MARKET

Pursuant to its statutory functions, we wish to announce that the Board of Directors, has indicated the slate of candidates to make up the Board of Directors and the Fiscal Council/Audit Committee, subject to voting at the Ordinary General and Extraordinary General Meeting to be held on April 12, 2007:

1.              Board of Directors — Term of Office: 2 years.

Effective Members	Alternates

Décio da Silva	Gerd Edgar Baumer
Francisco Ferreira Alexandre	Terumi Zukeran
Jaime Hugo Patalano	Levy Pinto de Castro
Luis Carlos Fernando Afonso	Susana Hanna Stiphan Jabra
Manoel Cordeiro Silva Filho	Maurício da Rocha Wanderley
Maurício Novis Botelho	Antonio Luiz Pizarro Manso
Nildemar Secches	Wang Wei Chang

2.              Fiscal Council /Audit Committee — Term of Office: 1 year.

Effective Members	Alternates

Attílio Guaspari	Agenor Azevedo dos Santos
Ivan Mendes do Carmo	Décio Magno Stochiero
Vanderlei Martins	Luis Justiniano de Arantes Fernandes

DÉCIO DA SILVA  — Mechanical Engineer with a postgraduate degree in Business Management. He has held the positions of production, regional and sales director at Weg companies. He is currently Chief Executive Officer of the Weg companies.

FRANCISCO FERREIRA ALEXANDRE — Engineer and Lawyer with a postgraduate degree in Economics and Personnel Management and has an MBA in Corporate Finance. He has been director of Previ- Caixa de Previdência dos Funcionários do Banco do Brasil since 2003, currently holding the position of Administrative Director. He is vice chairman of the Board of Directors of Perdigão Companies.

JAIME HUGO PATALANO — Economist and Accountant. He worked as Financial and Administrative Director of the Brazilian Institute for Social and Economic Analysis — IBASE. He is currently Chairman of the Board of Directors of Fundação de Assistência e Previdência Social of the Brazilian Economic and Social Development Bank (BNDES) — FAPES. Member of the Board of Perdigão Companies.

LUIZ CARLOS FERNANDES AFONSO — Economist, with a postgraduate degree in Environmental and Economic Development and a Master’s degree in Economics. He was finance secretary in the municipal governments of São Paulo, Campinas and Santo André. Board member of Perdigão Companies.

MANOEL CORDEIRO SILVA FILHO — Business Manager with a postgraduate qualification in Economic Engineering and an MBA in Finance. He has exercised professional activities at Companhia Vale do Rio Doce for 32 years. He is currently Investment and Finance Director of Fundação Vale do Rio Doce de Seguridade Social-VALIA since 1999 and also Coordinator of the National Investments Committee-ABRAPP.

MAURÍCIO NOVIS BOTELHO  — Mechanical Engineer with a postgraduate degree in Finance and Management Science. He worked at E.B. Engenharia, Cobrel, Tenenge, Cia Bozzano Simonsen and OTL - Odebrecht. He is currently Chief Executive Officer of Embraer — Brazilian Aeronautic Company S.A..

NILDEMAR SECCHES — Mechanical Engineer with a postgraduate degree in Finance and a PhD course in Economics. He was a director of the BNDES, corporate director-general of the Iochpe-Maxion Group and president of the Brazilian Association of Chicken Exporters - ABEF. He is currently Chief Executive Officer of the Perdigão Companies, chairman of the Board of Directors of Weg S.A. and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion.

ATTÍLIO GUASPARI — Engineer with a master’s degree in Management Science. He was Finance Director of the Associação dos Funcionários do BNDES — AFBNDE of Rio de Janeiro. He is currently a member of the Board of Directors of Brasil Ferrovias S.A. and Member of the Fiscal Council/ Audit Committee of the Perdigão Companies, acting also as a Financial Specialist.

IVAN MENDES DO CARMO — Economist, with a MBA in Finance and a Master’s degree in Economics. He was responsible for the Accounts Mechanization Division and subsequently worked as an advisor to the Finance Secretariat for the government of Distrito Federal. He is currently manager of the Asset Management Department of Fundação SISTEL de Seguridade Social.

VANDERLEI MARTINS — Accountant and Economist. He currently acts as a consultant to various companies and is President of the Fiscal Council/ Audit Committee of the Perdigão Companies.

São Paulo (SP), April 5, 2007

Wang Wei Chang
Chief Financial Officer